EXHIBIT 99.1

Brookfield Closes Growth Fund with Over $500 Million In Committed Capital

BROOKFIELD, NEWS, Nov. 08, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management (NYSE: BAM, TSX: BAM.A) today announced the closing of its growth fund, Brookfield Technology Partners II (“BTP II” or the “Fund”), with total equity commitments exceeding $500 million.

Brookfield Growth provides strategic capital to high-growth companies that operate at the intersection of technology and the built environment. Leveraging Brookfield’s broader ecosystem across real estate, infrastructure, renewable power and private equity, the Fund has been designed to help its companies accelerate their growth by delivering commercial opportunities and driving strategic initiatives.

Josh Raffaelli, Managing Partner at Brookfield who oversees growth investing initiatives said, “Technology is changing the landscape for owners of real assets and increasingly becoming a critical component in every aspect of the economy. We are pleased with the support we’ve received from entrepreneurs and fellow investors who recognize Brookfield’s capabilities as a hands-on, value-add owner, operator and partner that strives to build lasting enterprise value together with our portfolio companies.”

To date Brookfield Growth has made 14 investments across multiple industries and fund offerings, including Latch, a smart access solution for residential and commercial buildings; Carbon Health, a leading digital health provider; GoodLeap, America's No. 1 point-of-sale payment platform for sustainable home solutions; Workrise, a workforce management platform for skilled trades; and Deliverr, an ecommerce logistics platform that utilizes data science to enable fast fulfillment for its customers.

For more information, please visit https://www.brookfield.com/brookfield-growth.

Brookfield Asset Management

Brookfield is a leading global alternative asset manager with over US$625 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media Kerrie McHugh Tel: (212) 618 3469 kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 linda.northwood@brookfield.com